United States securities and exchange commission logo





                             July 27, 2022

       Jiang Hui
       Chief Executive Officer
       Wave Sync Corp.
       19 West 44th Street
       Suite 1001
       New York, NY 10036

                                                        Re: Wave Sync Corp.
                                                            Form 10-K filed May
24, 2022
                                                            Form 10-Q filed
July 6, 2022
                                                            Correspondence
filed July 15, 2022
                                                            File No. 001-34113

       Dear Mr. Hui:

               We have reviewed your July 15, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 17, 2022 letter.

       Form 10-Q filed July 6, 2022

       Results of Operations, page 9

   1. Please expand your disclosures to provide a substantive and informative explanation of the reported increases
in revenue and cost of revenues. Disaggregate facility rental income from food and beverage
income. Disclose how many days in the period that the facilities were rented so that
readers can assess capacity utilization. Disclose the terms of your rental agreements for
the industrial properties. Disclose any known seasonal, competitive, regulatory, or economic
factors that impact the rental rates you are able to charge.
                                                        Quantify the material
components of cost of revenues such as facility operating costs, utilities, insurance,
taxes, wages, maintenance, etc. Fully explain the specific activities you performed to
generate the reported digital mining operations revenue. Disclose the normal time period
required to generate revenue in these transactions, the number of
 Jiang Hui
FirstName
Wave SyncLastNameJiang Hui
            Corp.
Comapany
July       NameWave Sync Corp.
     27, 2022
July 27,
Page  2 2022 Page 2
FirstName LastName
         employees involved, any related party transactions, the volume of bitcoin sold, and the average price received. Disclose whether the revenue amount is equal to the cash proceeds received. If not, disclose how you valued the transaction and the material uncertainties impacting that valuation. Disclose the components of the corresponding cost of revenue component. Define the term "USDT" as it is used in your filing. We may have further comment.
Liquidity, page 11

2. Please provide a disclosure that fully explains the digital mining equipment increase reflected on page F-18. Given its materiality to your liquidity, describe the equipment, disclose its location, disclose whether it has been placed into service, disclose the intended use as well as expected costs of operation. Identify any related parties involved in these asset acquisitions.
Statements of Operations, page F-2

3. Based on your disclosures on page 9, it does not appear that you have allocated depreciation and amortization expense to Cost of Revenue. Please either make an allocation or change the account description and delete the Gross Profit line item. See
         SAB 11:B.
Correspondence filed July 15, 2022

Note 3, page F-18

4. It remains unclear whether there is an objective basis to value the stock issued in the
         November 2021 transaction at an amount materially different from the price received in cash in the July 2021 third-party stock sale. In this regard, we note that the Registrant had no substantive operations prior to the November 2021 transaction and that there were no observable factors that could reasonably support your conclusion that the stock value increased from $.50/share to $4/share during that period. We further note that the negotiations leading to the November 2021 acquisition appear to have commenced in
         April 2021 based on the disclosures on page F-11 of the 10-K. ASC 820-10-05-1c specifically states that the fair value estimation must maximize the use of relevant observable inputs. Please revise to fully comply with the guidance in the ASC.
Note 10, page F-22

5. We note the substantial losses incurred by your investees. Please tell us whether either investee has sold any of its own equity securities since June 2021, and if so, how the stock price in those transactions compare to the stock price you paid.
Note 15, page F-24

6. Please revise the first line of your statutory tax rate reconciliation to quantify the tax
 Jiang Hui
Wave Sync Corp.
July 27, 2022
Page 3
         benefit derived by multiplying your domestic federal statutory tax rate by your pre-tax loss. Complete the other line items in the reconciliation including the impact of state income taxes. See ASC 740-10-50-12.
       You may contact Al Pavot at 202.551.3738 or Terence O'Brien at
202.551.3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202.551.7439 or Jason Drory at 202.551.8342 with any other questions.



FirstName LastNameJiang Hui                                   Sincerely,
Comapany NameWave Sync Corp.
                                                              Division of
Corporation Finance
July 27, 2022 Page 3                                          Office of Life
Sciences
FirstName LastName